Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
E-mail: firstpoint@firstpointminerals.com

May 29, 2006

PRESIDENT’S MESSAGE

First Point’s primary objective is to build shareholder value through the discovery of new ore deposits that have the potential to be developed into operating mines.  These discoveries and their development will also significantly benefit the socioeconomic conditions of the host country and neighboring communities close to the mine site.

Following a very successful drilling program in 2004 on the initially discovered veins on the Rio Luna gold/silver project in Nicaragua, in 2005 First Point embarked on an expanded soil sampling, trenching and mapping exploration program.  This greatly increased the number of targets and an aggressive drill program is currently in progress.

The Company also recognized and acquired a large high sulphidation gold/copper prospect, the Mesas de Cuapa Project, in central Nicaragua and applied for adjacent ground.  First Point has also applied for a concession covering the Tule Project, in central Honduras, where initial work has identified strong gold values hosted in an intrusive target.

All of our projects in Central America are 100% owned by First Point Minerals, including the advanced gold-silver Cacamuyá Project in Honduras.  The Honduran Government has revised its Mining legislation, which is now into its third reading in Congress, following which it is expected that the legislation will be passed into Law.  The Mining Law will bring Honduras into line with other countries and will be a positive development for the junior exploration and mining community currently operating or seeking to work in that country.

Rio Luna is an intermediate sulphidation epithermal vein system in the Central American Gold Belt.  There are seven operating mines in this belt with an average size of 2.6 million ounces or 18 million ounces in total (past production and current reserves).  This belt is estimated to have produced at least twice that amount of gold, but records for many mines are incomplete.  The two mines closest to Rio Luna, both in Nicaragua, are El Limon (3.0 million ounces gold) and La Libertad (2.6 million ounces gold).

In 2005, work on the Rio Luna Project defined over 18 kilometres of epithermal quartz veins.  To date, only four targets totaling less than two kilometres in length have been tested by a total of 33 diamond drill holes.  The most significant drill intersections in three of the targets are:

  Balsamo,             Hole #3,    2.6 metres of   19.4 g/t gold true width
  Santa Rita,           Hole #9,    1.3 metres of   19.0 g/t gold
  Balsamo East,      Hole #21,  2.7 metres of   15.8 g/t gold true width
  Balsamo East       Hole #22,  3.1 metres of   13.5 g/t gold true width.

  Considerably more detail, including an interactive map, is available on the Company’s web site at www.firstpointminerals.com.  A major drill program of about 4,000 metres in 30 to 40 drill holes at Rio Luna, commenced in early May 2006 and will continue for about 4 months.  Results can be expected every 3 to 5 weeks.

  First Point has one of the largest land positions in Nicaragua totaling 930 square kilometres and includes the Mesas de Cuapa Project which is a large high sulphidation system.  Initial rock sampling and mapping indicate anomalous gold and copper with vuggy silica and felsic domes.  This kind of system has hosted some of the largest gold mines in Latin America including Yanacocha (50 million ounces of gold), Perina (10 million ounces) and Pueblo Viejo (18 million ounces of gold and 95 million ounces of silver).  Rock sampling and mapping are in progress.

  In 2004, First Point entered into an agreement with a private American company to form Aquila Resources Corp. for the purposes of advancing that company’s Back Forty zinc/gold project in the Upper Peninsula of Michigan and First Point’s Cedros zinc/silver project in Honduras.  The Back Forty is an advanced exploration stage Proterozoic volcanogenic massive sulphide (VMS) project with impressive zinc and gold drill intersections.  Aquila went public on May 1, 2006 and the shares are trading on the TSX Venture Exchange (trading symbol AQA).  First Point holds 2.5 million shares of Aquila.

  During 2005, the Company completed two small financings that provided working capital and funded the prospecting and trenching programs at Rio Luna.  In March 2006, First Point completed a $1,600,000 private placement to primarily fund the drilling program on the Rio Luna Project, plus advance the Mesas de Cuapa and Tule Projects and follow-up promising gold and silver targets from the joint exploration program with BHP Billiton.

  In 2003, First Point and BHP Billiton entered into an exploration and property option agreement to conduct a regional reconnaissance exploration program for giant porphyry copper/gold deposits in Honduras, Nicaragua and El Salvador, with the Company as operator of the program.  The agreement provided inter alia, that any copper/gold deposit identified under the program, unless copper constituted more than 25% of the economic value of the deposit, would belong 100% to the Company, and BHP Billiton would have no interest in such deposit.  The program did not identify occurrences of copper mineralisation that appeared to have the potential to develop into a size that would be of interest to BHP Billiton, and the agreement was terminated effective March 31, 2005.  The extensive data set collected while the joint exploration program was in effect contains significant gold anomalies that have not yet been investigated.  The Company is continuing to conduct, for its own account, reconnaissance-level exploration on several of the prospects identified during the joint program with BHP Billiton, as they may have the potential to host significant gold or gold/silver deposits.

  Early in 2006 First Point published a 13 part series called "A Journey to Production" which set out how junior explorers such as First Point decide where to explore, and how to acquire and advance properties.  This series, which has been featured on a Calgary radio business show, can be seen on our website using the following link http://www.internet-ir.com/fpm/volumeone.htm.  A second series called "Drilling the Future" currently being published will detail, with case histories, some of the decisions facing the exploration geologist once promising drill results have been received.

  The significant increase in metal prices, including gold and silver, has seen a marked improvement in stock market activity and share prices, driven by the buoyant economic climates of China and India where rapid industrialization, massive expansion of infrastructure and a growing middle class are causing metal consumption to increase at a high rate.  Increasing affluence in these societies is also stimulating demand for precious metals.

  Commodities that trade in international commerce are traditionally priced in US dollars, which is depreciating against many other currencies.  The seeming indifference of the U.S. administration towards implementing measures to address the twin deficits in the federal budget and the American current account is likely to lead to further declines in the value of the U.S. dollar, which will be supportive of higher commodity prices when expressed in dollar terms.

  The demand for base and precious metals is predicted to continue well into the next decade.  This situation has stimulated investor interest in the junior resource sector.  In such a climate, companies that are able to report exploration success can expect to achieve significant share price appreciation.  With its promising exploration projects in Central America, management believes First Point is well-positioned to achieve its primary goal of building shareholder value.

  We greatly appreciate the support of our shareholders and look forward to 2006 being a banner year in advancing First Point Minerals.

  /s/ Peter M.D. Bradshaw
  __________________________________
  Peter M. D. Bradshaw
  President & C.E.O.

  Visit our website at www.firstpointminerals.com for project descriptions including interactive maps for the Rio Luna and Cacamuyá gold projects.